14041400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Liberty Investment Counsel, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Genesee Street
(No. and Street)

Delafield (City) WI (State) 53018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Peterson (262) 388-0902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2014
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard C Peterson 8/20/14
Signature

President
Title

Notary Public

SHANNON L. NOOK NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECU BROKERAGE SERVICES, INC.
Raleigh, North Carolina

SEC RULE 17A-5 EXEMPTION COMPLIANCE REPORT
June 30, 2014

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Compliance Report, in which (1) SECU Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SECU Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(ii) (the "exemption provisions") and (2) SECU Brokerage Services, Inc. stated that SECU Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SECU Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SECU Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
August 25, 2014

Brokerage Services

August 21, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: SEC Rule 17a-5 Exemption Compliance

To Whom It May Concern:

The following information details our exemption compliance with SEC Rule 17a-5 reporting requirements:

- SECU Brokerage Services, Inc. is an introducing broker/dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker, Pershing, LLC. SECU Brokerage Services, Inc. promptly transmits all customer funds and securities to the clearing broker and claims exemption from Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

- SECU Brokerage Services, Inc. met the above identified exemption provision throughout the most recent fiscal year ended June 30, 2014 without exception.

Please contact me if you have any further questions and concerns. Thank you for your assistance.

Sincerely,

Michael J. Lord
Chief Financial Officer

Liberty Investment Counsel, Ltd.

Table of Contents

Year Ended June 30, 2014

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
WENDY L. HANSON
JEFFERY J. OTTO

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
of Liberty Investment Counsel, Ltd.

We have audited the accompanying financial statements of Liberty Investment Counsel, Ltd. (a Wisconsin corporation), which comprise the statement of financial condition as of June 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Liberty Investment Counsel, Ltd.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberty Investment Counsel, Ltd. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Liberty Investment Counsel, Ltd.'s financial statements. The supplemental information is the responsibility of Liberty Investment Counsel, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Waukesha, Wisconsin
August 19, 2014

Liberty Investment Counsel, Ltd.
Statement of Financial Condition
June 30, 2014

Assets

		2014
Current Assets		
Cash	$	8,907
Commissions receivable		1,600
Prepaid expenses		1,167
Refundable income taxes		120
Total Current Assets		11,794
Other Assets		
Deferred tax asset		1,544
Total Assets	$	13,338

Liabilities and Stockholder's Equity

		2014
Current Liabilities		
Accounts payable	$	825
Commissions payable		2,015
Total Current Liabilities		2,840
Stockholder's Equity		
Common stock		12,000
Less: Treasury stock		(6,000)
Retained earnings		4,498
Total Stockholder's Equity		10,498
Total Liabilities and Stockholder's Equity	$	13,338

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statement of Loss
Year Ended June 30, 2014

		2014
Revenue		
Commissions	$	28,682
Other revenue		1,943
		30,625
Expenses		
Accounting		4,125
Commissions to brokers		22,043
Registration and license fees		4,537
Total Expenses		30,705
Net Loss From Operations		(80)
Other Income		
Income tax deferred tax credit		18
Net Loss	$	(62)

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance, June 30, 2013	$ 12,000	$ -	$ 4,560	$ (6,000)	$ 10,560
Net Loss	-	-	(62)	-	(62)
Balance, June 30, 2014	$ 12,000	$ -	$ 4,498	$ (6,000)	$ 10,498

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statement of Cash Flows
Year Ended June 30, 2014

	2014
Cash Flows from Operating Activities	
Net Loss	$ (62)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income tax credit	(18)
Changes in operating assets and liabilities:	
Commissions receivable	657
Accounts payable	825
Commissions payable	(17)
Net Cash Provided by Operating Activities	1,385
Net Increase in Cash	1,385
Cash - Beginning of year	7,522
Cash - End of year	$ 8,907

Supplementary Disclosures of Cash Flow Information

Cash paid during the year for	
Interest	$0
Income taxes	$0

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
Year Ended June 30, 2014

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Liberty Investment Counsel, Ltd. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business Activity

The Company was incorporated in the State of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2014 that will expire over the following years:

Year Ending June 30	Amount
2029	$ 1,048
2030	162
2031	294
2032	530
2033	62
Total	$ 2,096

The Company has a deferred tax asset of approximately $1,544 due to these net operating loss carry forwards.

The Company also has a contribution carryover of $4,650 that will expire on June 30, 2027.

The Company is no longer subject to U.S. federal income tax examinations for years ending before June 30, 2011. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before June 30, 2010.

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company's net capital and required net capital were $6,067 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 47%.

Note 3 - Common Stock

As of June 30, 2014, common stock consisted of 3,000 authorized, 3,000 issued and outstanding no par value shares.

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 - Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 - Related Parties

During the year, the owner of the Company earned $17,263 in commissions. The commission payable at June 30, 2014 included $1,800 of commission due to the owner of the Company.

Note 7 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended June 30, 2014 through August 19, 2014, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
Year Ended June 30, 2014

	2014
Net Capital Computation	
Stockholder's equity at year end	$ 10,498
Deductions:	
Nonallowable assets:	
Commissions receivable	(1,600)
Other assets	(1,544)
Prepaid expense	(1,167)
Refundable income taxes	(120)
Net Capital	$ 6,067
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 189
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 2,840
Aggregate Indebtedness	$ 2,840
Percentage of Aggregate Indebtedness to Net Capital	46.81%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 7,667
Net changes per audit:	
12b(1) fees in accounts receivable/other	(1,600)
Net Capital	$ 6,067